Exhibit 99.1

JJ Media to Sell ADSs in Follow-on Offering and Capped Call Option Transaction

Shanghai, China, September 7, 2010 / PRNewswire-Asia / – Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN), China’s leading multi-platform digital media company, announced today the underwritten public offering of 8,100,000 of its American depositary shares (“ADSs”) held by JJ Media Investment Holding Limited (“JJ Media”), an entity wholly owned by Jason Nanchun Jiang, the chairman of Focus Media. Of these ADSs, between 5,200,000 and 5,600,000 ADSs are expected to be purchased by Goldman, Sachs & Co., as the underwriter. In addition, between 2,500,000 and 2,900,000 ADSs (the “hedge shares”), are expected to be purchased by the underwriter, acting as agent for Goldman Sachs International or its affiliate (the “variable price seller”), with a view to offer such ADSs to the public. Focus Media will not receive any proceeds related to the offering.

Concurrently with this offering of our ADSs, JJ Media expects to enter into a separate capped call option transaction with the variable price seller that will initially cover 10,100,000 ADSs, subject to certain adjustments. It is our understanding that the capped call options are intended to allow the selling shareholder to retain a portion of the economic return above the strike price of the relevant capped call options on the number of ADSs covered by the capped call option transaction in the amount up to the excess of the cap price of the relevant capped call options over the strike price of the relevant capped call options. Focus Media is not a party to the capped call option transaction.

In connection with establishing its initial hedge position with respect to the capped call option transaction, the variable price seller is expected to purchase the hedge shares and enter into a certain over-the-counter cash-settled transaction relating to the ADSs with JJ Media (the “initial capped call hedge”). These transactions and the variable price seller’s or its affiliates’ activities in connection with those transactions could have the effect of increasing, or preventing a decline in, the price of our ADSs concurrently with or following the pricing of the offering, and during the public offering of the hedge shares. The variable price seller or its affiliates will likely modify the hedge positions in respect of the capped call option transaction from time to time by purchasing and selling our ADSs or other instruments they may wish to use in connection with such hedging. This is particularly likely to occur just before or during the settlement periods for the options and the maturity of the initial capped call hedge. These hedge modification and hedge unwind transactions may individually or collectively have a positive, negative or neutral impact on the market price of our ADSs, depending on the activity and market conditions at such times.

Focus Media has filed a registration statement on Form F-3 (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the preliminary prospectus supplement and other documents Focus Media has filed with the SEC for more complete information about Focus Media and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. You may also request a copy of the preliminary prospectus supplement including the base prospectus from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282 (telephone no. 212-902-1171, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com).

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of June 30, 2010, Focus Media’s digital out-of-home advertising network had approximately 142,000 LCD displays in its LCD display network and approximately 275,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn